Cementos Lima S.A.

RECEIVED

DEC 30 A 10:3

OF

FILE NO. 82-3911

VAL-140-04

December 22, 2004

SUPPL

04046981

Mr. Michael Hyatte
Securities and Exchange Coı
Division of Corporate Finaı
450 Fifth Street, N.W.
Washington, D.C. 20549
U. S. A.

Re.: Information furnished pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Dear Mr. Hyatte,

Please find enclosed the following document:

Quarterly Report as of September 30, 12004.

Date: filed with CONASEV on November 26, 2004.

Required by: CONASEV

Very truly yours,

PROCESSED
JAN 04 2005
THOMSON FINANCIAL

Irma Mavila
Head of the Securities Department

c.c.: The Bank of New York

FILE: SEC

AV. CARLOS VILLARAN 508, OF. 301, SANTA CATALINA, LA VICTORIA - LIMA 13 - CASILLA 1889 - LIMA 100 - PERU
TELEFONO 265-9045 - FAX 470-8946
REG. MERC. - ASIENTO 1 FS. 397 TOMO 293

Newsletter as of Third Quarter 2004



Cementos Lima S.

ECONOMIC ENVIRONMENT

Peru's Gross Domestic Product (GDP) increased during the first nine months of 2004 by 4,4% with respect to the same period of 2003. Similarly, the Construction Sector grew by 4,9%, while the domestic demand for cement did it by 4,0%.

With respect to the variation of the inflation indices, during the first nine months of the year, the Consumer Price Index and the Wholesale Price Index increased by 3,22%, and 4,91% respectively, in comparison with the increase of 1,69%, and 0,98% obtained during the same period of 2003, respectively.

During the first nine months of the year, the Peruvian Nuevo Sol revaluated 3,52% against the US dollar in nominal terms, considering the average selling quote at the end of the period. On September 30th 2004, the exchange rate quotes for selling and buying US dollars were S/. 3,342, and S/. 3,341 per dollar, respectively.

ENVIRONMENT & NATURAL RESOUCES

During the third quarter of the year, the Company accomplished the following activities:

1. Related to the Production Ministry (PRODUCE):

- Environmental monitoring of air quality, noises, and water at the different mining concessions, the Conchán pier and the Atocongo's production plant.

- The implementation of the Sewage Water Treatment System continued, by the company ARPL Industrial Technology. This system will allow recycling 15 000 m3/month of effluents approximately, which will be used for the irrigation of green areas, the production process and the fire proof system.

2. Related to community support:

- Private and institutional visits continued to the facilities of the Atocongo's zoo.

- During this third quarter, the Company continued impelling the education of children and youth through strategic alliances with programs as: "Environmental Education", "Mathematics for Everybody", the program oriented to the formation of young leaders "Good Voice", "The art and the children of Pachacamac" and the project "School Alive".

- Likewise, during the quarter agreements with different institutions and infrastructure programs took place, with the purpose of generating jobs and improving the life conditions of the marginal communities located in southern Lima. The programs and projects aforementioned are: "Let's work Citizen", "Emape", the nongubermental organization "Land of Children" and "Paper City Organization".

CORPORATE MATTERS

On July 21st, 2004, the Board of Directors declared a cash dividend of US$ 0,14 per common share, and US$ 0,014 per investment share, paid from August 26th, 2004. This dividend totaled US$ 5 837 543, and was on account of 2004 fiscal year's retained earnings.

OPERATIONS AND PRODUCTION

The Company's clinker production increased during th first nine months of the year by 11,9% with respect t same period of 2003, from 1 464 459 t to 1 638 078 From the total clinker produced, 64,8% correspond

to type I clinker, 24,2% to type I clinker of low alkali content, 8,5% to type II clinker and 2,6% to type V clinker.

Cement production during the first nine months of the year increased by 14,6% with respect to same period of the former year, from 1 428 738 t to 1 636 840 t. The total production included 1 024 969 t of type I cement, 353 577 t of type I cement of low alkali content for exports, 180 586 t of type II cement for exports and 77 708 t of type IP cement.

Clinker and cement production figures, as well as cement domestic dispatches, are shown in table N° 1.

The Conchan´s port operations, expressed in total tonnage, decreased 0,1% during the first nine months of the year when compared to the same period of 2003. The annual variation in tons of loaded or unloaded products is shown below:

PRODUCT	As of september 30, 2004	N° of vessels	As of September 30, 2003	N° of vessels	Tonnage Variation %
CEMENT	449 244	14	312 275	11	43,9
CLINKER	127 158	4	244 812	8	-48,1
COAL	237 268	7	249 518	9	-4,9
PET COKE	35 889	1	---	-	---
GYPSUM	5 134	1	---	-	---
GRAINS	13 743	1	62 318	2	-78,0
TOTAL HANDLED	868 436	28	868 923	30	-0,1

MARKET

Domestic

The Company's domestic cement dispatches during the first nine months of the year totaled 1 165 597 t, quantity 4,7% higher than the one obtained in the same period of 2003 when local dispatches reached 1 113 103 t. It is

TABLE N° 1
CEMENTOS LIMA S.A.
(in thousand of metric tons)

YEAR	QTR	Production		Cement Dispatches*	
		Clinker	Cement	C. Lima	Perú
2003	I	476,3	456,9	374,4	945,7
	II	469,6	504,7	360,1	889,7
	III	518,6	467,1	378,6	987,7
	I-III	1 464,5	1 428,7	1 113,1	2 823,0
	IV	458,4	426,3	388,2	1 012,3
	I-IV	1 922,9	1 855,0	1 501,3	3 835,3
2004	I	602,0	454,9	399,1	1 011,4
	II	449,4	634,9	373,7	920,7
	III	586,6	547,1	392,9	1 004,0
	I-III	1 638,1	1 636,8	1 165,6	2 936,1
Variation					
04-I-III/03-I-III		11,9%	14,6%	4,7%	4,0%
04-III/03-III		13,1%	17,1%	3,8%	1,7%
04-III/04-II		30,5%	-13,8%	5,1%	9,0%

* Only domestic dispatches are included.

worth mentioning that the dispatches during the third quarter had an increase of 3,8% compared with the same quarter of 2003 and a 5,2% increase when compared with 2004's second quarter.

Additionally, total domestic cement dispatches increased 4,0% during the first nine months of the year compared to the same period of 2003, from 2 823 045 t to 2 936 134 t.

As a consequence of the mentioned in the previous paragraphs, the domestic market share is at 39,7%.

The Company did not make any price adjustments during the third quarter of the year, maintaining the same prices established on May 16th, 2001.

As a result, the average domestic price of Type I cement for the first nine months of the year, in constant nuevos soles as of September 30th 2004 (figures are net ex-plant per metric ton, excluding packaging, distribution fee and general sales tax), was S/. 297,90/t, 6,1% lower than

CEMENTOS LIMA S.A.
Income Statement
(in thousands of constant *nuevos soles* as of september 30, 2004)

	Nine Month Period:					Three Month Period:				
	To september 30 2004		To september 30 2003		Percent Change	Third Quarter 2004		Third Quarter 2003		Percent Change
		%		%	%		%		%	%
Net Sales	425 810	100	423 197	100	1	139 347	100	146 773	100	(5)
Cost of Sales	(192 027)	(45)	(185 580)	(44)	3	(65 390)	(47)	(63 643)	(43)	3
Gross Margin	233 783	55	237 617	56	(2)	73957	53	83 130	57	(11)
Operation Expenses										
Depreciation and amortization	(70 452)	(17)	(74 106)	(18)	(5)	(23 496)	(17)	(25 576)	(17)	(8)
Administrative	(36 272)	(9)	(33 715)	(8)	8	(12 149)	(9)	(12 623)	(9)	(4)
Selling	(17 403)	(4)	(12 382)	(3)	41	(4 771)	(3)	(4 429)	(3)	8
Total Operating Expenses	(124 127)	(29)	(120 203)	(28)	3	(40 416)	(29)	(42 628)	(29)	(5)
Operating Income	109 656	26	117 414	28	(7)	33 541	24	40 502	10	(17)
Comprehensive Financial (Expense) income										
Financial (expense) income, net	(1 803)	0	(3 096)	(1)	(42)	(400)	0	(885)	(1)	(55)
Gain (Loss) from monetary position	5 700	1	(2 385)	(1)	(339)	1 640	1	2 078	(1)	(179)
Total Comprehensive Financial (Expense) Income	3 897	1	(5 481)	(1)	(171)	1 240	1	2 963	(2)	(142)
Other Income (Expenses)	4 965	1	1 206	0	312	522	0	1 860	1	(72)
Income Before Tax and Employees	118 518	28	113 139	27	5	35 303	25	39 399	27	(10)
Employees Profit Sharing	(12 058)	(3)	(8 391)	(2)	44	(3 632)	(3)	(4 078)	(3)	(11)
Income Tax	(32 768)	(8)	(28 774)	(7)	14	(9 809)	(7)	(9 927)	(7)	(1)
Net Income	73 692	17	75 974	18	(3)	21 862	16	25 394	17	(14)
Legal Reserve	3 824	1	771	0	396	81	0	469	0	(83)
Net Unrestricted Income	77 516	18	76 745	18	1	21 943	16	25 863	18	(15)

the S/. 317,25/t average price of the same period of 2003. In US dollars equivalent, the weighted average price for Type I cement during the first nine months of the year was US$ 86,37/t, 0,9% higher than the US$ 85,61/t averaged during the same period of 2003.

Exports

The total volume exported during the first nine months of 2004 increased by 3,5% with respect to same period of 2003, from 557 087 t to 576 402 t.

From the total exported, 294 596 t or 51,1% correspond to type I cement of low alkali content destined to the USA, 154 648 t or 26,8% correspond to type II cement destined also to USA and, finally, 127 158 t or 22,1% correspond to type I clinker destined to the USA and Chile.

Furthermore, 95,3% of the exported quantity was destined to USA and 4,7% to Chile (corresponding to a single shipment at the beginning of the year).

It is worth mentioning that exports during 3Q04 totaled 173 153 t, 22,5% lower than the total volume exported during the third quarter of 2003, when exports reached 223 429 t (in September 2003 three shipments took place, whereas in September 2004 only one shipment, because a vessel programmed for this month had a long delay until October).

It is important to highlight that during the first nine months of the year exports represented 33,1% of the total volume dispatched by the Company, in comparison with the 33,4% achieved during the same period of 2003.

Likewise, it is worth pointing out that as of September 30th, 2004 the Company had already exported 97,93% of the total volume exported during the whole year 2003.

ANALYS OF FINANCIAL RESULTS

Net sales, including exports, during the first nine months of 2004 in constant nuevos soles as of September 30th, 2004, reached S/. 425,81 million, 0,6% higher than in the same period of 2003, mainly due to:

- A 0,1% increase of revenues from domestic sales, as a consequence of a 4,7% increase in local dispatches, net of a lower selling constant price.

- A 6,2% increase of revenues from exports, as a consequence of a 3,5% increase in the exported tonnage and a higher average price compared to the same period of the former year.

Cost of sales, including export operations, in constant nuevos soles as September 30th, 2004, added up to S/. 192,0 million, 3,5% higher than in same period of 2003.

- The local cost of sales increased 4,5%, mainly due to the higher sales volume and the higher costs arising from the increase of the international price of petroleum and coal.

- The export cost increased 0,5% mainly due to the higher export volume and higher costs resulting from the increase of fuel prices as aforementioned, and due to the higher ratio of cement exports over clinker exports in comparison to the previous year.

The combined gross margin of both markets, during the first nine months of the year 2004, decreased 1,6% compared to the same period of 2003, as a result of the following causes:

- Higher international prices of petroleum and coal.

- Lower constant prices, net of a higher revenues and higher export margins.

CEMENTOS LIMA S.A.

(in thousands of constant nuevos soles as of september 30, 2004)

BALANCE SHEET

	September 30, 2004	December 31, 2003
ASSETS		
CURRENT ASSETS		
Cash and Cash Equivalents	10 475	2 846
Accounts Receivable		
trade accounts receivable	12 204	23 181
Affiliates	11 407	8 822
Other accounts receivable	4 056	7 138
	27 667	39 141
Inventories		
Finished Goods	3 923	2 204
Work in process	47 327	49 946
Raw materials	6 596	9 064
Coal	19 624	13 526
Spare parts, materials and supplies	62 996	67 306
Goods in transit	4 300	5 300
Quarry stripping costs - deferred	39 366	33 608
	184 132	180 954
Prepaid Expenses	3 214	6 542
TOTAL CURRENT ASSETS	225 488	229 483
Accounts Receivable - Long Term	14 595	12 060
Investment in Securities	28 636	28 686
Fixed Assets	636 693	670 647
Other Assets	53 436	51 112
TOTAL ASSETS	958 848	991 988
LIABILITIES AND STOCKHOLDERS EQUITY		
CURRENT LIABILITIES		
Bank Overdrafts	46 896	57 638
Trade Accounts Payable	8 682	10 357
Income and Payroll Taxes	8 073	5 949
Vacation and Profits Sharing	11 634	11 167
Dividends Payable	12	178
Customers Deposits	4 955	5 070
Affiliates	29	1 920
Otjer Accounts Payable	21 929	27 587
Current Portion of Long Term Debt	10 026	29 191
TOTAL CURRENT LIABILITIES	112 236	149 057
Deferred Taxes and Other	59 165	56 110
Long Term Debt	5 013	16 352
TOTAL LIABILITIES	176 414	221 519
STOCKHOLDERS EQUITY		
Capital Stock	393 168	393 168
Investment Shares	50 789	50 789
Retained Earnings		
Legal Reserve	73 853	77 472
Undistributed earnings, previous year	227 699	188 655
Undistributed earnings, current year	77 516	97 340
Dividends paid on current year net income	(40 591)	(36 955)
TOTAL STOCKHOLDERS EQUITY	782 434	770 469
TOTAL LIABILITIES AND STOCKHOLDERS EQUITY	958 848	991 988

CEMENTOS LIMA S.A.

(in thousands of constant nuevos soles as of september 30 , 2004)

STATEMENT OF CAHS FLOW

	September 30, 2004		September 30, 2003	
1. CASH FLOW FROM OPERATING ACTIVITIES				
Net Income	73 692		75 974	
Depreciation	67 986		71 443	
Withdraws and/or Adjustment of Fixes Assets	1 163		-	
Amortization of Intangibles / Adjustments	2 466		2 705	
Loss (profit) due to the non monetary position	(5 700)		2 385	
Others	4 240	143 847	(21 845)	130 662
		143 847		130 662
2. CHANGES IN ASSETS AND LIABILITIES				
(INCREASE) DECREASE IN ASSETS				
Traded Accounts Receivable	10 994		(12 564)	
Affiliates	(2 586)		(5 710)	
Other Accounts Receivable	546		8 901	
Inventories	(3 178)		(9 071)	
Prepaid Expenses	3 329	9 105	3 587	(14 857)
INCREASE (DECREASE) IN LIABILITIES				
Trade Accounts Payable	(1 675)		3 910	
Taxes and Contributions	4 104		(2 620)	
Personnel Account	1 282		(1 072)	
Other Accounts Payable	(5 656)		(55 286)	
Affiliates	(1 891)		996	
Advance Payment of Clients	(116)	(3 952)	682	(53 390)
		149 000		62 415
3. CASH FLOW IN INVESTING ACTIVITIES				
Increase of Others Assets	(4 789)		(21 755)	
Investment decrease due to merge with Lar Carbon	-		36 080	
Payment for Purchase of Fixed Assets and Current Works	(36 187)		(25 510)	
Others	47	(40 929)	-	(11 185)
		108 071		51 230
4. CASH FLOW FROM FINANCING ACTIVITIES				
Long Term Debt Amortization	(27 808)		(41 965)	
Increase (Decrease) of Bank Overdraft and Loans	(10 742)		5 218	
Payment of Dividens	(61 892)	(100 442)	(18 551)	(55 298)
		7 629		(4 068)
INITIAL CASH BALANCE		2 846		6 375
FINAL CASH BALANCE		10 475		2 307

Operating expenses, that added up to S/. 124,1 million, were higher in 3,26% to the S/. 120,2 million of 2003, mainly to higher sales expenses, donations and the ITF (Financial transaction tax).

Operating income reached S/. 109,7 million during the current period, amount 6,7% lower than the S/. 117,4 million reached in the same period of last year, due to the same reasons mentioned in the previous paragraphs.

The net financial income (expenses) showed an important decrease, due to the reduction of the interests of the loans of the first and second stages of the cement plant expansion, as a result of the amortization of the mentioned debt.

This period showed an income from monetary position produced by the currency revaluation in relation with the beginning of the year.

It is important to highlight that "Other revenues" include revenues resulting from selling pulverized coal to third parties and from drawback (custom tariff restitution regime) related to exports. Likewise, "Other expenses" include the costs of sales of pulverized coal to third parties, the net cost of retired fixed assets and the operating expenses from port operations.

The fiscal year's income tax provision and the workers' profit sharing was determined based on the accounting income of the period. Last year, these concepts underwent an adjustment related to the deduction of the Management Service fee, which had been disputed by the Peruvian Tax Authority (SUNAT). The tax authority's ruling was subsequently declared inadmissible and inapplicable by the First Civil Room of the Superior Court of Lima, on January 31st,2003.

The net income in constant nuevos soles as of September 30th, 2004, decreased 3,0%, from S/. 76,0 millions during the first nine months of 2003 to S/. 73,7 millions in the

TABLE Nº 2
CEMENTOS LIMA S.A.
Financial Ratios : 2004 - 2003

	September 30, 2004	December 31, 2003
Current Ratio	2,01	1,54
Acid Test	0,34	0,28
Cost of Sales / Net Sales*	0,45	0,44
Total Liabilities/Total Stockholders Equity	0,23	0,29

* at June 30

	September 30, 2004	September 30, 2003	Variation %
Inflation Index (IPC)	107,39	103,23	4,03
Inflation Index (IPM)	165,24	155,92	5,97
Devaluation (S/./US$)	3,342	3,483	-4,05
Cemento Sol (S/./metric ton)	297,78	297,78	0
Cemento Atlas (S/./metric ton)	275,68	275,68	0

IPC = Consumer Price Index (Base : december 2001=100,0)
IPM = Wholesale Price Index (Base 1994).

same period of 2004, representing 17,3% of the net sales, lower than the 18,0% of 2003.

The most important changes in the Company's Balance Sheet as of September 30th, 2004, with respect to December 31st, 2003, took place in the following accounts:

- Cash and Cash Equivalent levels increased due to the higher volume dispatched in the period.
- Temporary decreased of the Trade Account Receivable, due to the lower payment receipts outstanding from exports.
- Increase of the Trade Account Receivable to related companies by granted advances.
- Increase in Inventories, due to higher coal inventory.
- Decrease in Fixed Assets due to differences in the exchange rates and higher depreciation of

the period, net of assets' acquisitions.

- Decrease in Current Liabilities, mainly due to the amortization of the long term debt with current maturity.

The company's financial positions as of September 30th, 2004 and as of December 31st, 2003 are shown in Table N°2, indicating the key financial ratios.

STOCK MARKET INFORMATION

A summary of the stock price information as of 3Q04 follows (all figures are in current nuevos soles per share, except for the number of shares):

	Common shares	Investment shares
Number as of 30-09-04	36 926 629	47 701 066
Face value as of 30-09-04	10,00	1,00
Closing price as of 30-09-04	66,50	3,25
Highest closing price	65,00	3,37
Lowest closing price	62,00	3,01
Average closing price	63,17	3,19

The quotation of the ADS's is as follows:

American Depository Shares (ADS)*	Set. 30, 2004	Jun. 30, 2004
Number	36 257	36 257
Closing price as of	US$ 18,67	US$ 17,71

* 1 ADS = 1 common share

CONSOLIDATED FINANCIAL INFORMATION

The consolidated Balance Sheet and Profit and Loss Statements as of June 30th, 2004, are presented below.

The companies included in these consolidated financial statements are: Cementos Lima S.A., Inveco S.A. (includes Unicón S.A.), Generación Eléctrica Atocongo S.A.,

CEMENTOS LIMA S.A. AND SUBSIDIARIES CONSOLIDATED

(en miles de nuevos soles constantes al 30 de junio de 2004)

BALANCE SHEET	June 30, 2004	December 31, 2003
ASSETS		
CURRENT ASSETS		
Cash and Cash Equivalents	18 669	7 166
Accounts Receivable		
Trade accounts receivable	45 593	40 391
Other accounts receivable	20 601	8 711
	66 194	49 102
Inventories		
Cement	10 490	10 583
Work in process	79 950	83 474
Raw Materials	20 514	22 569
Spare parts, materials and supplies	64 726	68 075
Goods in transit	4 342	5 304
	180 022	190 004
Prepaid Expenses	5 506	7 683
TOTAL CURRENT ASSETS	270 391	253 956
Accounts Receivable - Long Term	17 157	15 262
Investment in Securities	3 269	3 441
Fixed Assets	684 984	720 608
Other Assets	70 515	71 671
TOTAL ASSETS	1 046 316	1 064 937
LIABILITIES AND STOCKHOLDERS EQUITY		
CURRENT LIABILITIES		
Bank Overdraft	59 402	70 968
Trade Accounts Payable	13 819	35 595
Income and Payroll Taxes	7 212	7 505
Vacation and Profits Sharing	12 589	13 420
Dividends Payable	73	177
Customers Deposits	6 905	7 267
Other Accounts Payable	20 389	7 352
Current Portion of Long Term Debt	14 496	39 055
TOTAL CURRENT LIABILITIES	134 884	181 339
Deferred taxes and Other	64 838	57 360
long Term Debt	38 800	30 902
TOTAL LIABILITIES	238 522	269 601
Minority Interest	29 966	28 022
STOCKHOLDERS EQUITY		
Capital Stock	392 608	392 608
Labor Shares	50 740	50 740
Reinvested profits - Law 27394		
Legal Reserve	74 246	79 004
Undistributed earnings	260 234	244 961
TOTAL STOCKHOLDERS EQUITY	777 828	767 313
TOTAL LIABILITIES AND STOCKHOLDERS EQUITY	1 046 316	1 064 937

CEMENTOS LIMA S.A.
Income Statement
(in thousands of constant nuevos soles as of June 30, 2004)

	Six Month Period:				
	To June 30, 2004		To June 30, 2003		Percent Change
		%		%	%
Net Sales	310 769	100,0	305 163	100,0	1,8
Cost of Sales	(142 626)	(45,9)	(144 278)	(47,3)	(1,1)
Gross Margin	168 143	54,1	160 885	52,7	4,5
Operating Expenses					
Depreciation and amortization	(48 703)	(15,7)	(52 366)	(17,2)	(7,0)
Administrative	(25 775)	(8,3)	(23 604)	(7,7)	9,2
Selling	(13 022)	(4,2)	(8 928)	(2,9)	45,9
Goodwill Amortization	(371)	(0,1)	(732)	(0,2)	(49,3)
Total Operating Expenses	(87 871)	(28,3)	(85 631)	(28,1)	2,6
Operating Income	80 272	25,8	75 254	24,7	6,7
Comprehensive Financial (Expense) Income					
Financial (expense) income, net	(1 706)	(0,5)	(2 777)	(0,9)	(38,6)
Gain (Loss) from monetary position	4 448	1,4	(219)	(0,1)	(2 128,6)
Total *Comprehensive Financial* (Expense) Income	2 742	0,9	(2 996)	(1,0)	(191,5)
Other Income (Expenses)	3 809	1,2	(1 327)	(0,4)	(387,0)
Income Before Tax and Employees	86 823	27,9	70 930	23,2	22,4
Income Tax	(8 417)	(2,7)	(4 243)	(1,4)	98,4
Employees Profit Sharing	(23 242)	(7,5)	(18 632)	(6,1)	24,7
Net Income *before minority* interest	55 163	17,8	48 055	15,7	14,8
Minority interest	(2 134)	(0,7)	(1 157)	(0,4)	84,4
Net Income	53 028	17,1	46 898	15,4	13,1

Depósito Aduanero Conchán S.A., Transporte Lurín S.A., Minera Adelaida S.A. y Naviera Conchán S.A. (the last three are not currently operating).

RECENT DEVELOPMENTS

On October 27th, 2004, the Board of Directors declared a cash dividend of US$ 0,14 per common share and US$ 0,014 per investment share, payable from November 30th, 2004. This dividend totals US$ 5 837 543 and is on account of fiscal year 2004's earnings.





Av. Atocongo 2440
Villa María del Triunfo Lima 35 - Perú
Telephone: (511) 217-0200 Telefax: (511) 217-1496
Web Page: www.cementoslima.com.pe
E-mail: postmaster@cementoslima.com.pe

Securities Depart: Phone: (511) 265-9045 Fax: (511) 470-8946